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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                            GAMMA BIOLOGICALS, INC.
                       (NAME OF SUBJECT COMPANY [ISSUER])

                         GAMMA ACQUISITION CORPORATION
                                 IMMUCOR, INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                  364 657 106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   ----------

                                EDWARD L. GALLUP
                         GAMMA ACQUISITION CORPORATION
                               C/O IMMUCOR, INC.
                               3130 GATEWAY DRIVE
                            NORCROSS, GEORGIA 30091
                           TELEPHONE: (770) 441-2051
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)

                                   ----------

                                    COPY TO:
                             PHILIP H. MOISE, ESQ.
                   NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                         FIRST UNION PLAZA, SUITE 1400
                           999 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30309
                           TELEPHONE: (404) 817-6000

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

     This Amendment No. 1 to Schedule 14D-1 Tender Offer Statement relates to the offer by Gamma Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Immucor, Inc., a Georgia corporation (the "Parent"), to purchase all of the outstanding shares of common stock, par value $.10 per share, and the associated common stock purchase rights (together with the rights, the "Shares") of Gamma Biologicals, Inc., a Texas corporation (the "Company"), at a price of $5.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

ITEM 10.  ADDITIONAL INFORMATION

     To clarify that the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered shares after termination or withdrawal of the Offer), to pay for any Shares not theretofore accepted for payment or paid for pursuant to the Offer, if any conditions referred to in the Offer have not been satisfied prior to the Expiration Date, clause (2) of the first paragraph of Section 13 of the Offer to Purchase which formerly stated, "(2) at any time on or after the Merger Agreement and at or before any Shares are accepted for payment any of the following conditions exist:" is hereby amended in its entirety to read as follows: "(2) at any time on or after the Merger Agreement and at or before the Expiration Date of the Offer any of the following conditions exist:"

     Except as explicitly amended hereby, the Offer to Purchase remains in full force and effect.

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                                   SIGNATURES


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 8, 1998

                                GAMMA ACQUISITION CORPORATION

                                By: /s/ EDWARD L. GALLUP
                                ------------------------------------------------
                                    Name:  Edward L. Gallup
                                    Title: President


                                IMMUCOR, INC.

                                By: /s/ EDWARD L. GALLUP
                                ------------------------------------------------
                                    Name:  Edward L. Gallup
                                    Title: Chairman of the Board of Directors,
                                    President and Chief Executive Officer